Virtus Dividend, Interest & Premium Strategy Fund

c/o Virtus Investment Advisers, LLC

One Financial Plaza

Hartford, CT 06103

Dear Shareholder:

On April 15, 2026, the Board of Trustees (the “Board”) of Virtus Dividend, Interest & Premium Strategy Fund (the “Fund”) considered and voted in favor of a proposal to conduct a tender offer for up to 25% of the Fund’s outstanding common shares, $0.00001 par value (the “Shares”) for cash at a price equal to 99% of the Fund’s net asset value per share (“NAV”).

As a result, the Fund is hereby commencing an offer to purchase up to 25% of the Fund’s outstanding Shares for cash at a price equal to 99% of the Fund’s NAV per Share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on October 5, 2026 (or, if the tender offer is extended, as of the close of regular trading on the NYSE on the day the extended tender offer expires), upon the terms and conditions set forth in the enclosed Issuer Tender Offer Statement and the related Letter of Transmittal (which together constitute the “Offer”).

The Offer is intended to provide tendering shareholders with a monetary benefit to the extent that the tender price is above the trading price of the Fund’s Shares. The deadline for participating in the Offer is 5:00 p.m. Eastern Time October 5, 2026, or such later date through which the Offer is extended.

It is contemplated, subject to change, that payment for tendered Shares, if accepted for payment, will be made on or about October 13, 2026 for shareholders holding Shares through a broker, dealer, commercial bank, trust company or other nominee, and October 13, 2026 for shareholders holding Shares directly.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Shareholders are urged to consult their own investment and tax advisers and make their own decisions whether to tender any Shares.

As of July 31, 2026, the Fund’s NAV per Share was $16.40 and 92,967,244 Shares were issued and outstanding. The Fund’s NAV during the pendency of the Offer may be obtained by contacting Georgeson LLC, the Fund’s information agent, toll free at 866-989-3459 between 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday, or by calling the Fund toll free at 866-270-7788 between 8:30 a.m. and 6:00 p.m. Eastern Time, Monday through Thursday, and 8:30 a.m. and 5:00 p.m. Eastern Time on Friday (except holidays).

Neither the Fund nor its Board is making any recommendation to any shareholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each shareholder to read and evaluate the Offer and related materials carefully and make their own decision. Questions, requests for assistance and requests for additional copies of this Offer and related material should be directed to Georgeson at 866-989-3459.

Very truly yours,

Kathryn L. Santoro

Secretary

September 1, 2026